UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 9, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  Certain matters related to STMicroelectronics’ guarantee of indebtedness of the Numonyx-Hynix joint venture. Specifically, STMicroelectronics has been informed by Micron Technology Inc. that Hynix has exercised its call option to purchase Numonyx’s equity stake in the Numonyx-Hynix joint venture following Micron’s acquisition of Numonyx. The timing for such purchase is uncertain at the present time.

Certain Matters Related to ST’s Guarantee of Indebtedness of the Numonyx-Hynix Joint Venture

Background of Numonyx-Hynix Joint Venture and ST Loan Guarantee

As previously reported in our Annual Report on Form 20-F, filed on March 10, 2010, we are a party to a guarantee agreement with DBS Bank Ltd. (“DBS”), through which we guaranteed the repayment of a loan made by DBS to a joint venture that we formed with Hynix Semiconductor, Inc. (“Hynix”) prior to the formation of Numonyx Holdings B.V. (“Numonyx”).  In connection with the guarantee agreement, we placed $250 million in cash in a deposit account at DBS to secure repayment of the loan by the joint venture.  Upon the formation of Numonyx in March, 2008, we contributed our equity interest in the joint venture (which is now known as the Numonyx-Hynix joint venture) to Numonyx, and we retained ownership of the DBS deposit account and the related obligation to guarantee the loan.

Micron’s Acquisition of Numonyx

As previously reported, on May 7, 2010, Micron Technology Inc. (“Micron”) acquired all of the outstanding shares of capital stock of Numonyx.  Micron’s acquisition of Numonyx constituted a change of control of Numonyx under the Numonyx-Hynix joint venture agreement, giving Hynix the ability to exercise a call option to purchase Numonyx’s equity stake in the joint venture.  In connection with Micron’s acquisition of Numonyx, we entered into an agreement with Micron and Numonyx pursuant to which Numonyx has agreed to take certain actions in the event Hynix were to exercise its call option.  In particular, Numonyx has agreed that, subject to certain limited conditions, within two (2) business days after receipt of the proceeds from the exercise of the call option, Numonyx will take over all or part of the obligations under the current guarantee of the DBS loan, and Numonyx will deposit up to $250 million of the call option proceeds into a pledged account at DBS to secure the Numonyx guarantee of the loan.  Upon such deposit, DBS will release to us from our deposit account an amount equal to the amount deposited at DBS by Numonyx.

Exercise of Call Option by Hynix

We have been informed by Micron that Hynix has exercised its call option, with an estimated purchase price of approximately $423 million, based on the net book value of the Numonyx-Hynix joint venture’s assets and liabilities.  The terms and conditions of the transfer of Numonyx’s equity stake to Hynix, including the mechanics for the determination of the final purchase price as of the closing of the equity transfer, will be set forth in an agreement to be negotiated and entered into by Hynix and Numonyx.  Pursuant to the terms of the Numonyx-Hynix joint venture agreement, the closing of the equity transfer is to take place on the later of (i) August 10, 2010 (the date specified in the notice delivered by Hynix) and (ii) the fifth (5th) business day following receipt of the last of any required consents or approvals or the expiration or termination of any applicable waiting periods in respect of the equity transfer.

Since we are not a party to the Numonyx-Hynix joint venture agreement or to the equity transfer agreement or other transactions between Hynix and Numonyx, the timing of the equity transfer and the final amount of proceeds to be paid in respect thereof are not fixed and depend on factors outside of our control.  Factors that may influence such timing include the negotiation of the equity transfer agreement between Numonyx and Hynix, and the receipt of various regulatory approvals in the Peoples Republic of China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: June 9, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer